Huddleston & Co., Inc.
Petroleum and Geological Engineers

1 Houston Center

1221 McKinney, Suite 3700

Houston, Texas 77010

PHONE (713) 209-1100  w  FAX (713) 752-0828

July 19, 2010

Mr. Chris Sutherland
VP Reservoir Engineering - ERT GOM
Energy Resource Technology GOM, Inc.
8201 Preston Road, Suite 750
Dallas, Texas 75225

       Re:        SEC Pricing Case
        Estimated Reserves and Revenues
        As of July 1, 2010

Dear Mr. Sutherland:

Pursuant to your request, we have estimated oil, condensate, and natural gas reserves and projected revenues for certain Proved properties that are owned by Energy Resource Technology GOM, Inc. (“ERT”).  The properties are located in state and federal waters in the Gulf of Mexico.

A summary of our conclusions, as of July 1, 2010, follows:

	Net to Energy Resource Technology, Inc.
	Proved Development			Proved	Total
SEC Pricing Case	Producing	Nonproducing	Shut-In	Undeveloped	Proved*

Estimated Net Oil/Cond., bbl.	6,366,000	6,586,000	463,000	13,026,000	26,441,000
Estimated Net Gas, MMcf	39,877.6	41,378.1	8,336.9	151,461.4	241,054.0

Total Furture Gross Revenue, M$	634,554	649,004	67,678	1,563,673	2,914,910
Operating Expenses, M$	263,418	236,665	6,818	135,515	642,416
Severance & Ad Valorem Taxes, M$	0	0	0	0	0
Capital Costs, M$	213,046	59,516	14,379	305,425	592,365
Estimated Future Net Revenue ("FNR), M$	158,089	352,824	46,481	1,122,734	1,680,129
Discounted FNR at 10%, M$	197,928	304,291	43,996	765,884	1,312,100

Estimated Future Net Revenues by Year, M$

2010	111,409	74,359	7,449	(34,404)	158,813
2011	76,552	165,196	28,996	22,814	293,559
2012	55,298	47,906	15,990	322,925	442,119
Thereafter	(85,170)	65,363	(5,954)	811,399	785,638
Total	158,089	352,824	46,481	1,122,734	1,680,129

Estimated Future Net Production - 2010

Oil/Cond., bbl	1,401,000	1,093,000	104,000	0	2,599,000
Gas, MMcf	9,535.6	4,243.4	649.9	0	14,428.9

*Numbers subject to rounding.

Report Preparation

Purpose of Report – The purpose of this report is to provide the management of ERT with a projection of future reserves and revenues for an assessment of oil and gas properties owned by ERT as of July 1, 2010.  The Proved reserve and revenue projections shown herein have been prepared in accordance with Securities and Exchange Commission (“SEC”) requirements for reporting as described below.

Reporting Requirements – SEC Regulation S-K, Item 102, and Regulation S-X, Rule 4-10, require oil and gas reserve information to be reported by publicly held companies as supplemental financial data.  These regulations were revised by the SEC effective for filings beginning January 1, 2010.  The revised regulations provide for certain changes in Proved reserve definitions, add definitions for Probable and Possible reserves, and require that revenues associated with Proved reserves be reported on the basis of the average of the preceding 12-month, first-of-month product prices.  Revenues are to be discounted at 10%, consistent with that required in prior years.

The Proved reserves included herein under the “SEC Pricing Case“ have been prepared in accordance with our understanding of the methodologies specified under SEC and Financial Accounting Standards Board (“FASB”) guidelines.

It is our understanding that ERT has elected to exclude Probable and Possible reserve volumes for public reporting purposes.

Standards of Practice – This report has been prepared in accordance with our understanding of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information as issued by the Society of Petroleum Engineers (“SPE”) and the Guidelines for Application of the Definitions for Oil and Gas Reserves prepared by the Society of Petroleum Evaluation Engineers (“SPEE”).

Definitions for reserves as outlined in SEC Regulation S-X, Rule 4-10 are included herein.

Cash Flow Projections – The first time period for the attached reserve and revenue projections begins July 1, 2010, and runs six months through December 31, 2010.  Beginning January 1, 2011, the projections are on a calendar year basis.

Reserve Estimates

The reserve estimates for the Proved Developed Producing properties were based on the extrapolation of historical production data where there was sufficient data to indicate a performance trend.  Projections for Nonproducing, Shut-In, and Undeveloped reserve assignments were based on volumetric estimates, analogy, and extrapolation of production and pressure data.

In some cases the projections have been prepared with considerations for overall field production, resulting in negative projections for certain properties.  In our opinion, the projections shown herein properly reflect the expected operations.  The projections for some properties include consideration for both well and platform plugging and abandonment costs, resulting in negative future revenues and discounted revenues.

Reserve assignments prepared on the basis of volumetric calculations and analogy will be subject to a significantly greater degree of variation than those calculated on the basis of sustained performance history.  Approximately 95.7% of the discounted future net revenues are attributable to the Nonproducing, Shut-In, and Undeveloped reserve categories.

Product Prices

As we understand the revised SEC regulations, oil and gas prices utilized to determine the Standardized Measure of discounted cash flows should be based on the average of the preceding 12-month, first-of-month product prices.  The estimated revenues shown herein reflect the actual average of first-of-month prices received by ERT on a property-by-property basis.  The projected prices for both oil and gas were based on our understanding of the revised SEC requirements.  It is noted that the pricing requirements vary significantly from those previously required for reporting purposes.

Gas prices have been adjusted to reflect the Btu content, transportation charges, third party processing fees, and other fees specific to the individual properties.  Oil prices have been adjusted to reflect wellhead deductions and premiums on a property-by-property basis, including differentials and crude quality.

Product prices, deductions, and premiums were held constant over the life of the properties.

Market prices for both oil and gas continue to be subject to a substantial degree of variation as a result of a variety of market and seasonal factors and actual future receipts are therefore likely to vary significantly from the projections.  We are unable to accurately project future markets; however, significant fluctuations in market prices may materially affect our projections of both future reserves and revenues.  The variations in product prices as shown on the summary projections result from the net effect of computer averaging of the aggregate of gross revenues and net revenues with varying rates of decline.

A comparison of the average product prices, weighted as a composite for all properties over life, follows:  (Gas prices have been adjusted for heating value and are reported as dollars per Mcf.)

SEC Pricing Case                                                        Oil/Cond., $/bbl                                               Gas, $/Mcf

2010                                                                                   73.58                   4.06

Maximum                                                                             74.09                    4.15

Average Over Life                                                                    73.15                    4.07

Operating Expenses, Taxes, and Capital Expenditures

Monthly operating expenses were provided by ERT and were scheduled on a field-by-field basis.  Monthly operating expenses were allocated more heavily (in most fields almost 100%) to the Proved Developed Producing reserve classification.  Once the projected Proved Developed Producing reserves depleted, monthly operating expenses were then allocated to the Proved Shut-in and Nonproducing reserve classifications, and finally to the Proved Undeveloped reserve classification.

Severance taxes were scheduled for each property in accordance with statutory rates, where applicable.

The total operating expenses and direct taxes for the SEC pricing case in the amount of $642.4 million represent approximately 22.0% of total future gross revenues.

The projections shown for the offshore properties include provisions for abandonment expenses and salvage revenues as estimated by ERT.  We have generally reviewed these values and believe that they are consistent with the operations necessary to abandon the subject facilities.

Drilling, completion, and remedial costs necessary to develop the estimated reserve quantities have been projected in accordance with ERT estimates.  Although we have generally reviewed these costs and believe they are consistent with the proposed operations, we have not attempted to verify these costs independently.

Factors Not Considered

An attempt was made to account for all deductions and additions to the estimated future gross revenue except for the following:

1.	Federal income tax
2.	Depreciation, depletion, and amortization
3.	General and administrative expenses
4.	Nonproducing acreage
5.	Product price hedges, if any

Report Qualifications

The estimated future revenues are based on projections of recoverable hydrocarbons, rates of production, proration by state and federal agencies, future product prices that are subject to rapidly changing market conditions, operating costs, and direct taxes.  Any unusual combination of variations in these factors could result in future receipts considerably more or less than those estimated herein.

THE ESTIMATED FUTURE NET REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED AS MARKET VALUES FOR THE SUBJECT PROPERTIES.

Estimates for individual properties should be considered in context with the total or overall estimated revenues.  The actual performance of individual properties may vary considerably from the projections, particularly in comparison to the total composite projections.  Small interest or low-income properties that have little apparent value are not studied to the same extent as the more significant properties.

We have utilized ERT documents as a basis for ownership, product prices, operating expenses, abandonment expenses, salvage revenues, production statistics, and other factual data necessary for our estimates.  We have generally tested the validity of these data and believe the information to be correct.  We express no opinions and make no representations as to legal or accounting interpretations provided by ERT.  We did not inspect the properties or conduct independent well tests and do not believe it to be necessary for the purpose of this report.

Respectfully submitted,

                                /s/ John P. Krawtz

John P. Krawtz, P.E.
Texas Registered Engineering Firm F-1024

JPK:klh

Huddleston & Co., Inc.